UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Core & Main, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

21874C 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X Advisor Waterworks B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 654,306
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 654,306

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 654,306
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.4% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 167,522,403 shares of Class A common stock of Core & Main, Inc. (the “Issuer”) outstanding as of January 10, 2022, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4), dated January 5, 2022 (the “Prospectus”), after giving effect to the sale on January 10, 2022 by CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings LLC of certain shares held by them, pursuant to an effective registration statement on Form S-1 (File No. 333-261978) filed with the SEC on January 3, 2022 (the “Offering”).

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X Waterworks B1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,932,497
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,932,497

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,932,497
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 58.5% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Fund X-A Waterworks B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,811,168
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,811,168

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,811,168
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 64,398,773 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 64,398,773 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,398,773 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 27.8% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 64,398,773 shares of the Issuer’s Class A common stock issuable upon exchange of partnership interests (“Partnership Interests”) of Core & Main Holdings LP (“Holdings”), together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by the Reporting Person, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 64,398,773 shares of the Issuer’s Class A common stock issuable to the Reporting Person, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons Core & Main Management Feeder, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,007,521 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,007,521 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,007,521 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 7.7% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 13,999,368 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by the Reporting Person, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 13,999,368 shares of the Issuer’s Class A common stock issuable to the Reporting Person, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 64,398,773 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 64,398,773 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,398,773 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 27.8% (2)
12.	Type of Reporting Person (See Instructions) PN

1)

Includes 64,398,773 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by CD&R Waterworks Holdings, LLC, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 64,398,773 shares of the Issuer’s Class A common stock issuable to CD&R Waterworks Holdings, LLC, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Waterworks Holdings G.P., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 185,804,265 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 171,796,744 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,804,265 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 75.6% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 78,398,141 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 78,398,141 shares of the Issuer’s Class A common stock issuable to CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Associates X Waterworks, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 185,804,265 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 171,796,744 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,804,265 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 75.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Includes 78,398,141 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 78,398,141 shares of the Issuer’s Class A common stock issuable to CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, as set forth in the prior footnote.

CUSIP No. 21874C 102

1.	Names of Reporting Persons CD&R Investment Associates X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 185,804,265 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 171,796,744 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,804,265 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 75.6% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 78,398,141 shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(2)

Based on an aggregate of 167,522,403 shares of the Issuer’s Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as 78,398,141 shares of the Issuer’s Class A common stock issuable to CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC, as set forth in the prior footnote.

Item 1.

(a)	Name of Issuer

Core & Main, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1830 Craig Park Court St. Louis, Missouri 63146 (314) 432-4700

Item 2.

(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
CD&R Fund X Advisor Waterworks B, L.P	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands
CD&R Fund X Waterworks B1, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands
CD&R Fund X-A Waterworks B, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands
CD&R Waterworks Holdings, LLC	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Delaware
Core & Main Management Feeder, LLC	1830 Craig Park Court St. Louis, Missouri 63146	Delaware
CD&R Waterworks Holdings, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Delaware
CD&R Waterworks Holdings G.P., Ltd.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands
CD&R Associates X Waterworks, L.P.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands
CD&R Investment Associates X, Ltd.	c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York, 10152	Cayman Islands

CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P., CD&R Waterworks Holdings, LLC, Core & Main Management Feeder, LLC, CD&R Waterworks Holdings, L.P., CD&R Waterworks Holdings G.P., Ltd., CD&R Associates X Waterworks, L.P. and CD&R Investment Associates X, Ltd. (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

See Item 2(a) above.

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Class A Common

Stock, par value $0.01 per share

(e)	CUSIP Number

21874C 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See below.

(b)	Percent of class:

See below.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See below.

(ii)	Shared power to vote or to direct the vote

See below.

(iii)	Sole power to dispose or to direct the disposition of

See below.

(iv)	Shared power to dispose or to direct the disposition of

See below.

As of the date of this Schedule 13G, each of the Reporting Persons beneficially owned the number and percentage of shares of Class A common stock of Core & Main, Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class(a)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
CD&R Fund X Advisor Waterworks B, L.P.(b)	654,306	0.4%	0	654, 306	0	654, 306
CD&R Fund X Waterworks B1, L.P.(c)	97,932,497	58.5%	0	97,932,497	0	97,932,497
CD&R Fund X-A Waterworks B, L.P.(d)	8,811,168	5.3%	0	8,811,168	0	8,811,168
CD&R Waterworks Holdings LLC(e)	64,398,773	27.8%	0	64,398,773	0	64,398,773
CD&R Waterworks Holdings, L.P.(e)	64,398,773	27.8%	0	64,398,773	0	64,398,773
Core & Main Management Feeder, LLC(f)	14,007,521	7.7%	0	14,007,521	0	14,007,521
CD&R Waterworks Holdings G.P., Ltd.(b)(c)(d)(e)(f)	185,804,265	75.6%	0	185,804,265	0	171,796,744
CD&R Associates X Waterworks, L.P.(b)(c)(d)(e)(f)	185,804,265	75.6%	0	185,804,265	0	171,796,744
CD&R Investment Associates X, Ltd.(b)(c)(d)(e)(f)	185,804,265	75.6%	0	185,804,265	0	171,796,744

(a)

Based on 167,522,403 shares of Class A common stock outstanding as of January 10, 2022, as set forth in the Prospectus, after giving effect to the Offering, as well as shares of the Issuer’s Class A common stock issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, beneficially owned by such Reporting Person, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

(b)

654,306 shares of the Issuer’s Class A common stock are held directly by CD&R Fund X Advisor Waterworks B, L.P. (“Fund X Advisor”) and may be deemed to be beneficially owned by CD&R Waterworks Holdings GP, Ltd. (“CD&R Waterworks Holdings GP”), as the general partner of Fund X Advisor, CD&R Associates X Waterworks, L.P. (“CD&R Associates X Waterworks”), as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates X, Ltd. (“CD&R Investment Associates”), as the general partner of CD&R Associates X Waterworks. Each of CD&R Waterworks Holdings GP, CD&R Associates X Waterworks and CD&R Investment Associates expressly disclaims beneficial ownership of the securities held by Fund X Advisor.

(c)

97,932,497 shares of the Issuer’s Class A common stock are held directly by CD&R Fund X Waterworks B1, L.P. (“Fund X Waterworks B1”) and may be deemed to be beneficially owned by CD&R Waterworks Holdings GP, as the general partner of Fund X Waterworks B1, CD&R Associates X Waterworks, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates, as the general partner of CD&R Associates X Waterworks. Each of CD&R Waterworks Holdings GP, CD&R Associates X Waterworks and CD&R Investment Associates expressly disclaims beneficial ownership of the securities held by Fund X Waterworks B1.

(d)

8,811,168 shares of the Issuer’s Class A common stock are held directly by CD&R Fund X-A Waterworks B, L.P. (“Fund X-A”) and may be deemed to be beneficially owned by CD&R Waterworks Holdings GP, as the general partner of Fund X-A, CD&R Associates X Waterworks, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates, as the general partner of CD&R Associates X Waterworks. Each of CD&R Waterworks Holdings GP, CD&R Associates X Waterworks and CD&R Investment Associates expressly disclaims beneficial ownership of the securities held by Fund X-A.

(e)

64,398,773 shares of the Issuer’s Class A common stock are issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by CD&R Waterworks Holdings LLC (“Waterworks Holdings LLC”), on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. These securities may be deemed to be beneficially owned by CD&R Waterworks Holdings, L.P. (“Waterworks Holdings LP”), as the sole member and manager of Waterworks Holdings LLC, CD&R Waterworks Holdings GP, as the general partner of Waterworks Holdings LP, CD&R Associates X Waterworks, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates, as the general partner of CD&R Associates X Waterworks. Each of Waterworks Holdings LP, CD&R Waterworks Holdings GP, CD&R Associates X Waterworks and CD&R Investment Associates expressly disclaims beneficial ownership of the securities held by Waterworks Holdings LLC.

(f)

8,153 shares of the Issuer’s Class A common stock are directly held by Core & Main Management Feeder LLC (“Management Feeder”) and 13,999,368 shares of the Issuer’s Class A common stock are issuable upon exchange of Partnership Interests of Holdings, together with the retirement of an equal number of shares of Class B common stock of the Issuer, held directly by Management Feeder, on a one-for-one basis or, at the election of a majority of the disinterested members of the Issuer’s board of directors, for cash from a substantially concurrent public offering or private sale (based on the Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. These securities may be deemed to be beneficially owned by CD&R Waterworks Holdings GP, as the manager of Management Feeder, CD&R Associates X Waterworks, as the sole shareholder of CD&R Waterworks Holdings GP, and CD&R Investment Associates, as the general partner of CD&R Associates X Waterworks. Each of CD&R Waterworks Holdings GP, CD&R Associates X Waterworks and CD&R Investment Associates expressly disclaims beneficial ownership of the securities held by Management Feeder. Investment decisions with respect to the securities held by Management Feeder are made by the holders of Management Feeder common units in respect of the corresponding number of shares into which its common units are exchangeable.

Investment and voting decisions with respect to the securities held by Fund X Advisor, Fund X Waterworks B1, Fund X-A and Waterworks Holdings LLC, and voting decisions with respect to the securities held by Management Feeder, are made by an investment committee of limited partners of CD&R Associates X Waterworks (the “Investment Committee”), currently consisting of more than ten individuals, each of whom is also an investment professional of Clayton, Dubilier & Rice, LLC (“CD&R”). All members of the Investment Committee disclaim beneficial ownership of the shares held by Fund X Advisor, Fund X Waterworks B1, Fund X-A Waterworks Holdings LLC and Management Feeder. Each of CD&R Investment Associates and CD&R Waterworks Holdings GP is managed by two directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of each of CD&R Investment Associates and CD&R Waterworks Holdings GP, may be deemed to share beneficial ownership of the securities held by Fund X Advisor, Fund X Waterworks B1, Fund X-A, Waterworks Holdings LLC and Management Feeder. Such persons expressly disclaim any beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: February 14, 2022

CD&R FUND X ADVISOR WATERWORKS B, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R FUND X WATERWORKS B1, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R FUND X-A WATERWORKS B, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, LLC	By: CD&R Waterworks Holdings, L.P., its sole member and manager
By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, L.P.	By: CD&R Waterworks Holdings G.P., Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R WATERWORKS HOLDINGS, G.P., LTD.	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R ASSOCIATES X WATERWORKS, L.P.	By: CD&R Investment Associates X, Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CORE & MAIN MANAGEMENT FEEDER, LLC	By:	/s/ Mark Witkowski
	Name:	Mark Witkowski
	Title:	Vice President